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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-52536

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED FEB 26 2002 PROCESSING SECTION WASH. D.C. 365

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Shoreline Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 Ottawa Ave., Suite 145
(No. and Street)

Grand Rapids	Michigan	49503
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

N. Dale Kaper — (616) 451-0799
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — *if individual, state last, first, middle name*)

99 Monroe Avenue NW, Suite 800	Grand Rapids	Michigan	49503
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 15 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, N. Dale Kaper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shoreline Capital, LLC, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Member

Title

Notary Public

CATHERINE HANEY
Notary Public, Kent Co., MI
My Comm. Expires Aug. 26, 2004

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [ ] (e) Statement of Changes in ~~Stockholders' Equity or Partners' or Sole Proprietor's Capital~~ Members' Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BDO Seidman, LLP
Accountants and Consultants

99 Monroe Avenue N.W., Suite 800
Grand Rapids, Michigan 49503-2698
Telephone: (616) 774-7000 Fax: (616) 776-3680

Independent Auditors' Report

Shoreline Capital, LLC
Grand Rapids, Michigan

We have audited the accompanying statements of financial condition of Shoreline Capital, LLC as of December 31, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shoreline Capital, LLC at December 31, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

Grand Rapids, Michigan
January 16, 2002


WOLFPACK

Financial Statement

Shoreline Capital, LLC

Statements of Financial Condition

December 31,	**2001**	2000
Assets		
Current Assets		
Cash and cash equivalents	**$ 19,187**	$29,715
Accounts receivable	**40,376**	27,000
Prepaid expenses	**883**	771
Total Current Assets	**60,446**	57,486
Property and Equipment, net of accumulated depreciation of $519	**-**	6,736
Total Assets	**$ 60,446**	$64,222
Liabilities and Members' Equity		
Liabilities		
Current Liabilities		
Accrued expenses	**$ 4,050**	$ 3,300
Subordinated debt to member (Note 4)	**75,000**	52,500
Total Liabilities	**79,050**	55,800
Commitments and Contingencies (Note 2)		
Members' Equity	**(18,604)**	8,422
	$ 60,446	$64,222

See accompanying notes to statement of financial condition.

1. Significant Accounting Policies

Organization

Shoreline Capital, LLC (Company) is organized as a limited liability company to conduct business as a registered securities broker/dealer firm handling private placements of non-negotiable corporate debt and equity securities and sales of direct participation programs. The Company does not hold funds or securities for, or owe any money or securities to, customers, and does not carry accounts of, or for, customers.

The Company generally does not extend credit to customers. As projects begin, advances and retainers are required. The Company receives its fees generally when offered programs are closed.

Revenue Recognition

The Company recognizes revenue upon the closing of offered securities and programs. Revenue is generally a percentage of funds raised from the sale of such securities and programs and reimbursement of direct offering costs. Revenues from consulting services are earned as the services are performed.

Cash Equivalents

The Company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements requires estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Property and Equipment

Property and equipment is recorded at cost and depreciated over the estimated useful life. Property consists of furniture with an estimated useful life of seven years. In 2001, the equipment was sold to another entity.

Income Taxes

The Company does not pay federal income taxes on its income. Instead, the members are liable for individual federal income taxes on their respective share of the Company's taxable income.

2. Net Capital Requirements

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. The net capital rules may effectively restrict the payment of cash dividends.

December 31,	**2001**	2000
Net capital	**$ 15,109**	$ 26,387
Net capital requirements	**5,000**	5,000
Net capital ratio	**.27 to 1**	.13 to 1

3. Members' Personal Interest

This report does not give effect to any assets that the members may have outside their interest in the partnership, nor to any personal obligation, including income taxes, of the individual members.

4. Subordinated Borrowings

The borrowings under subordination agreements are from a member of the Company and consist of:

December 31,	**2001**	2000
Subordinated note due December 31, 2000, plus interest at 9%	$ -	$22,500
Subordinated note due December 31, 2004, plus interest at 9%	**30,000**	30,000
Subordinated note due July 31, 2004, plus interest at 9%	**45,000**	-
	$75,000	$52,500

5. Operating Lease

The Company leases office furniture and equipment from a related party for $300 per month. The agreement may be cancelled by either party with a 30-day notice. Rental expense for 2001 was $1,500.

Report on Internal Accounting Control Required by SEC Rule 17a-5



BDO Seidman, LLP
Accountants and Consultants

99 Monroe Avenue N.W., Suite 800
Grand Rapids, Michigan 49503-2698
Telephone: (616) 774-7000 Fax: (616) 776-3680

Independent Auditors' Report

Shoreline Capital, LLC
Grand Rapids, Michigan

In planning and performing our audit of the financial statements of Shoreline Capital, LLC for the year ended December 31, 2001, we considered its internal controls, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Shoreline Capital, LLC that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the provisions of Rule 17c3-3. We did not review the practices and procedures followed by Shoreline Capital, LLC in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because Shoreline Capital, LLC does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of Shoreline Capital, LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which Shoreline Capital, LLC has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


WOLFPACK

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations; and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on our study, we believe that Shoreline Capital, LLC's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

BDO Seidman, LLP

Grand Rapids, Michigan
January 16, 2002

Shoreline Capital, LLC



Statement of Financial Condition

Years Ended December 31, 2001 and 2000

Contents